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                           SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  A   Form 40-F
          ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  A
    ---      ---

(If "Yes is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-       .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 October 2003                    FLETCHER CHALLENGE FORESTS LIMITED


                                       -s- P M Gillard

                                       P M GILLARD
                                       SECRETARY
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              [FLETCHER CHALLENGE FORESTS NEWS RELEASE LETTERHEAD]


        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                   COMPANY TO PROGRESS KIWI FOREST GROUP OFFER

Auckland, 8 October 2003 - Fletcher Challenge Forests announced today that it has negotiated a variation to the Letter of Intent entered into with The Campbell Group on 15 September 2003 that will enable the Company to immediately enter into negotiations with the Kiwi Forests Group (which has made a competing NZ$725 million cash offer). It also allows negotiations with The Campbell Group on its offer of NZ$685 million for the forest assets to resume, in the event that a transaction does not proceed with the Kiwi Forests Group.

The Company has been released from the exclusivity provision in the Letter of Intent in relation to the Kiwi Forests Group offer and, in return, will make a payment to The Campbell Group of NZ$8.5 million. This represents 50% of the NZ$17 million break fee payable under the original Letter of Intent in the event the Company elected to enter into discussions with a competing bidder for its forests. The maximum liability for such break fees under the Letter of Intent remains capped at NZ$17 million.

Should the Company conclude an unconditional sale and purchase agreement with the Kiwi Forests Group, the Company will pay The Campbell Group a further $8.5 million, being the balance of the NZ$17 million break fee referred to above. However, should The Campbell Group be successful in purchasing the forest assets, the $8.5 million payment will be refunded to the Company by The Campbell Group.

                                                                            .../


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TO:      BUSINESS EDITOR                 From:         Paul Gillard
                                         Company Secretary & General Counsel
Fax/Email: AUTO                                   FLETCHER CHALLENGE FORESTS LTD

                                         Telephone:    64-9-571 9846
                                         Fax:          64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.
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/...


Referring to this arrangement, Joint Chief Executive Officer John Dell said "The variation to the Letter of Intent represents a good outcome for the Company, as we improve prospects for completion by gaining the ability to deal with two potential buyers for our forests."

"If the Kiwi Forests Group offer is successful, the NZ$725 million sale price more than compensates the Company for the full break fee the Company would have to pay to The Campbell Group. On the other hand, if The Campbell Group is successful, the Company will not have incurred any additional cost," he said.

Both the Kiwi Forests Group and The Campbell Group offers are currently subject to a number of conditions (including due diligence) and ongoing business arrangements, including the agreement of wood supply arrangements. The Board will be seeking to ensure that all substantial conditionality is removed from any offer before it makes a final recommendation to shareholders.

The Company will update the market in relation to the timetable for completion of the forest sale process as soon as it is in a position to do so.

                                                                            Ends